Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207471

KBS GROWTH & INCOME REIT, INC.
SUPPLEMENT NO. 3 DATED MAY 12, 2017
TO THE PROSPECTUS DATED APRIL 28, 2017

This document supplements, and should be read in conjunction with, the prospectus of KBS Growth & Income REIT, Inc. dated April 28, 2017, as supplemented by supplement no. 1 dated April 28, 2017 and supplement no. 2 dated April 28, 2017. As used herein, the terms “we,” “our” and “us” refer to KBS Growth & Income REIT, Inc. and, as required by context, KBS Growth & Income Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	updated risks related to an investment in us;

•	information regarding cash distributions and stock dividends;

•	information regarding our indebtedness;

•	information regarding our share redemption program;

•	how we may effect a change to the offering price of shares in this offering;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our quarterly report on Form 10-Q for the period ended March 31, 2017; and

•	our unaudited financial statements and the notes thereto as of and for the period ended March 31, 2017.
Status of the Offering
We are offering up to a maximum of $1,500,000,000 in shares of our common stock in this primary initial public offering, consisting of two classes of shares: Class A shares and Class T shares. For those who purchase shares through commission-based independent broker dealers, we are offering Class A shares at $10.39 per share and Class T shares at $10.00 per share. For those who have alternative fee arrangements with their financial advisor, such as an annual fee paid by the investor based on the value of assets under management, we are offering Class A shares at $9.715 per share, reflecting the fact that the financial advisor is not paid a selling commission in connection with the sale. For those who purchase our shares online, we are offering Class A shares at $9.40 per share because the sales are net of selling commissions and our advisor pays all fees and expenses associated with the sale. The amount of selling commissions and dealer manager fees differs among our share classes and distribution channels, and there is an ongoing stockholder servicing fee with respect to Class T shares sold in the primary offering. Other than the online distribution channel, all distribution channels have volume discounts available. We are also offering of up to $800,000,000 in shares of common stock pursuant to our distribution reinvestment plan offering: Class A shares and Class T shares at a price of $9.40 per share. We are offering to sell any combination of Class A and Class T shares in our primary offering and distribution reinvestment plan offering. We reserve the right to reallocate shares between the primary offering and our distribution reinvestment plan offering, and to reallocate shares among classes of common stock, if we elect to offer additional classes in the future.
We commenced this initial public offering on April 28, 2016. As of May 5, 2017, we had sold 324,412 and 264,557 shares of Class A and Class T common stock in this initial public offering, respectively, for gross offering proceeds of $5.9 million. Included in these amounts are 215,587 and 2,583 shares of Class A and Class T common stock sold pursuant to our distribution reinvestment plan, respectively, for aggregate gross offering proceeds of $2.1 million. As of May 5, 2017, there were $2,294,139,002 of shares of common stock available for sale in this initial public offering, including $797,855,354 of shares under our distribution reinvestment plan.

Risk Factors
The following risk factor supplements the risk factor appearing in the prospectus.
We have paid distributions from advances from our advisor and debt financing. In the future we may continue to pay distributions from financings, including an advance from our advisor, and we may not pay distributions solely from our cash flow from operations. To the extent we pay distributions from sources other than our cash flow from operations, we will have less funds available for investment in assets, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.
We expect to have little, if any, cash flow from operations available for distribution until we make substantial investments, and we therefore expect that portions of distributions made during our first few years of operations will be considered a return of capital. During our offering stage, when we may raise capital more quickly than we acquire income-producing assets, and for some period after our offering stage, we may not be able to pay distributions solely from our cash flow from operations, in which case distributions may be paid in whole or in part from debt financing, including advances from our advisor. Our distributions paid through March 31, 2017 have been paid from cash flow from operating activities, advances from our advisor and debt financing and we expect that in the future we may not pay distributions solely from our cash flow from operations.
We may fund distributions from any source, including, without limitation, offering proceeds or borrowings (which may constitute a return of capital). We may also fund such distributions from the sale of assets or from the maturity, payoff or settlement of debt investments. If we fund distributions from borrowings, our interest expense and other financing costs, as well as the repayment of such borrowings, will reduce our earnings and cash flow from operations available for distribution in future periods. If we fund distributions from the sale of assets or the maturity, payoff or settlement of debt investments, this will affect our ability to generate cash flow from operations in future periods. To the extent that we pay distributions from sources other than our cash flow from operations, we will have fewer funds available with which to make real estate investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution. In addition, to the extent distributions exceed cash flow from operations, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain. There is no limit on the amount of distributions we may fund from sources other than from cash flow from operations.
For the three months ended March 31, 2017, we paid aggregate distributions of $1.1 million, including $0.5 million of distributions paid in cash and $0.6 million of distributions reinvested through our distribution reinvestment plan. We funded our total distributions paid, which includes net cash distributions and distributions reinvested by stockholders, with $0.1 million of cash flows from operating activities and $1.0 million of debt financing. For the three months ended March 31, 2017, our cash flow from operating activities to distributions paid coverage ratio was 8% and our funds from operations to distributions paid coverage ratio was 138%.
Information Regarding Cash Distributions and Stock Dividends
Cash Distributions Paid
On April 3, 2017, we paid cash distributions of $0.4 million and $7,415, which related to Class A and Class T cash distributions, respectively, declared for daily record dates for each day in the period from March 1, 2017 through March 31, 2017. On May 2, 2017, we paid cash distributions of $0.4 million and $7,809, which related to Class A and Class T cash distributions, respectively, declared for daily record dates for each day in the period from April 1, 2017 through April 30, 2017.
Stock Dividends Issued
On April 4, 2017, we issued 7,476 shares of Class A common stock and 187 shares of Class T common stock in connection with stock dividends declared for each share of common stock outstanding on March 31, 2017. On May 3, 2017, we issued 7,512 shares of Class A common stock and 216 shares of Class T common stock in connection with Class A and Class T stock dividends declared for each share of common stock outstanding on April 30, 2017.
Cash Distributions and Stock Dividends Declared
On May 9, 2017, our board of directors declared cash distributions on the outstanding shares of all classes of our common stock based on daily record dates for the period from June 1, 2017 through June 30, 2017, which we expect to pay in July 2017, and the period from July 1, 2017 through July 31, 2017, which we expect to pay in August 2017. Investors may choose to receive cash distributions or purchase additional shares through our distribution reinvestment plan. Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of (i) $0.00136986 per share per day, reduced by (ii) the applicable daily class-specific stockholder servicing fees accrued for and allocable to any class of common stock, divided by the number of shares of common stock of such class outstanding as of the close of business on the respective record date.

On May 9, 2017, our board of directors declared stock dividends of 0.00083333 shares and 0.00083333 shares of common stock on each outstanding share of common stock to all stockholders of record as of the close of business on June 30, 2017 and July 31, 2017, respectively, which we expect to issue in July 2017 and August 2017, respectively. Stock dividends are issued in the same class of shares as the shares for which such stockholder received the stock dividend.
For more information regarding distributions, see “Risk Factors” above and “Management's Discussion and Analysis of Financial Condition and Results of Operations —Distributions” below.
Indebtedness
As of March 31, 2017, we had $82.8 million of mortgage debt outstanding. Our mortgage debt consisted of three variable rate notes payable that mature between 2019 and 2021. In addition, as of March 31, 2017, we entered into a $10.0 million unsecured, revolving line of credit with an unaffiliated lender that matures on January 8, 2018. As of March 31, 2017, $10.0 million of the unsecured revolving credit facility remained available for future disbursements, subject to certain terms and conditions set forth in the loan documents. As of March 31, 2017, our aggregate borrowings were approximately 56% of our net assets before deducting depreciation and other non-cash reserves.
Share Redemption Program
Our share redemption program contains numerous restrictions on your ability to redeem your shares. Among other restrictions, during each calendar year, redemptions are limited to the amount of net proceeds from the sale of shares under our distribution reinvestment plan during the prior calendar year, provided that we may increase or decrease the funding available for the redemption of shares upon 10 business days’ notice. This restriction may significantly limit your ability to have your shares redeemed pursuant to our share redemption program.
During the three months ended March 31, 2017, we did not redeem any shares pursuant to our share redemption program because no shares were submitted for redemption. Based on the redemption limitations described above, as of March 31, 2017, there is $1.8 million available for eligible redemptions for the remainder of 2017.
Our board of directors may amend, suspend or terminate our share redemption program upon 30 days’ notice to our stockholders, provided that we may increase or decrease the funding available for the redemption of shares upon 10 business days’ notice. We may provide this notice by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to our stockholders.
Offering Price Adjustment
Our board of directors may adjust the offering price of the primary offering shares or distribution reinvestment plan shares during the course of this offering. Any adjustment to the offering price of less than 20% would be effected by a supplement to this prospectus. A larger adjustment could only be effected by means of a post-effective amendment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and the notes thereto as of and for the period ended March 31, 2017, included in this supplement, as well as our consolidated financial statements as of and for the period ended December 31, 2016 and the related notes thereto, all included in our Annual Report on Form 10-K for the year ended December 31, 2016 and incorporated by reference into this prospectus.
This discussion contains forward-looking statements that can be identified with the use of forward-looking terminology such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated, see “Risk Factors” in this supplement, supplement no. 8 to the prospectus, and in the prospectus.
Overview
We were formed on January 12, 2015 as a Maryland corporation that elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2015 and we intend to continue to operate in such a manner. Substantially all of our business is conducted through our Operating Partnership, of which we are the sole general partner. Subject to certain restrictions and limitations, our business is externally managed by our advisor pursuant to an advisory agreement. KBS Capital Advisors manages our operations and our portfolio of core real estate properties and real estate-related assets. KBS Capital Advisors also provides asset-management, marketing, investor-relations and other administrative services on our behalf. Our advisor acquired 20,000 shares of our Class A common stock for an initial investment of $200,000. We have no paid employees.

We commenced a private placement offering exempt from registration under the Securities Act of 1933, as amended, on June 11, 2015, pursuant to which we offered a maximum of $105,000,000 of shares of our Class A common stock for sale to certain accredited investors, of which $5,000,000 of Class A shares are being offered pursuant to our distribution reinvestment plan. We ceased offering shares in the primary portion of our private offering on April 27, 2016 and processed subscriptions for the primary portion of the private offering dated on or prior to April 27, 2016 through May 30, 2016. KBS Capital Markets Group LLC, an affiliate of our advisor, served as the dealer manager of the offering pursuant to a dealer manager agreement and was responsible for marketing our shares in the offering.
As of March 31, 2017, we had sold 8,548,972 shares of our Class A common stock for gross offering proceeds of $76.8 million in our private offering, including 74,744 shares of our Class A common stock under our distribution reinvestment plan for gross offering proceeds of $0.7 million.
Additionally, on August 11, 2015, two of the individuals who own and control our sponsor, Charles J. Schreiber, Jr. (who also acts as our chief executive officer, chairman of the board and director) and Peter M. Bren (who also acts as our president), purchased 21,181.2380 and 21,181.2390 shares of our Class A common stock, respectively, each for an aggregate purchase price of $172,500 or $8.144 per share. The per share purchase price reflects an 8.5% discount to the $8.90 offering price in our private offering in effect on the date of their purchase because selling commissions and dealer manager fees were not paid in connection with the sales. Mr. Bren’s investment was made on behalf of and for the account of three of his children, and he has disclaimed beneficial ownership of the shares. We issued these shares in private transactions exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933, as amended.
On February 4, 2015, we filed a registration statement on Form S-11 with the SEC to register this initial public offering to offer a maximum of $1,500,000,000 in shares of common stock for sale to the public in the primary offering, consisting of two classes of shares: Class A and Class T. We are also offering a maximum of $800,000,000 in both classes of shares of our common stock pursuant to our distribution reinvestment plan. We are offering to sell any combination of Class A and Class T shares in the public offering and distribution reinvestment plan offering. We reserve the right to reallocate shares between these offerings. The SEC declared our registration effective on April 28, 2016 and we retained KBS Capital Markets Group LLC to serve as the dealer manager of this initial public offering. The dealer manager is responsible for marketing our shares in this initial public offering. As of March 31, 2017, we had sold 264,912 and 223,428 shares of Class A and Class T common stock in this offering, respectively, for aggregate gross offering proceeds of $4.9 million, including 174,895 and 1,309 shares of Class A and Class T common stock under its distribution reinvestment plan, respectively, for aggregate gross offering proceeds of $1.7 million.
We intend to use substantially all of the net proceeds from our private and public offerings to invest in a diverse portfolio of core real estate properties and real estate-related assets. We consider core properties to be existing properties with at least 80% occupancy. Based on the current market outlook, we expect our core focus in the U.S. office sector to reflect a value-creating core strategy, which is also known as a core-plus strategy. The real estate-related assets in which we may invest include mortgage, mezzanine, bridge and other loans, debt and derivative securities related to real estate assets, including mortgage-backed securities, and equity securities such as common stocks, preferred stocks and convertible preferred securities of other REITs and real estate companies. As of March 31, 2017, we owned three office buildings.
KBS Capital Advisors will make recommendations on all investments to our board of directors. All proposed real estate investments must be approved by at least a majority of our board of directors, including a majority of the conflicts committee. Unless otherwise provided by our charter, the conflicts committee may approve a proposed real estate investment without action by the full board of directors if the approving members of the conflicts committee constitute at least a majority of the board of directors.
We elected to be taxed as a REIT under the Internal Revenue Code, beginning with the taxable year ended December 31, 2015. If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. If we fail to qualify for taxation as a REIT in any year after electing REIT status, our income will be taxed at regular corporate rates, and we may be precluded from qualifying for treatment as a REIT for the four-year period following our failure to qualify. Such an event could materially and adversely affect our net income and cash available for distribution to our stockholders. However, we are organized and will operate in a manner that will enable us to qualify for treatment as a REIT for federal income tax purposes beginning with our taxable year ended December 31, 2015, and we will continue to operate so as to remain qualified as a REIT for federal income tax purposes thereafter.

Market Outlook – Real Estate and Real Estate Finance Markets
The following discussion is based on management’s beliefs, observations and expectations with respect to the real estate and real estate finance markets.
Conditions in the global capital markets remain unsettled as of the first quarter of 2017. Current economic data and financial market developments suggest that the global economy is improving, although at a slow and uneven pace. European economic growth has recently picked up, whereas the U.K. and China remain areas of concern. Against this backdrop, the central banks of the world’s major industrialized economies are beginning to back away from their strong monetary accommodation. Quantitative easing in Japan and Europe is slowing, but the liquidity generated from these programs continues to impact the global capital markets.
At a duration of 94 months (as of the end of first quarter 2017), the current business cycle, which commenced in June 2009, is the fourth longest in U.S. history, including the post-World War II cycle, which lasted 58 months. In March 2017, the U.S. Federal Reserve (the “FED”) increased interest rates for the third time in three years. Expectations are for the rate increases to continue in the wake of ongoing economic growth and some acceleration in inflationary pressures, with the goal of the FED to normalize the level of interest rates. Little in the U.S. macroeconomic data suggests that the economy is growing too rapidly, the primary symptom of trouble ahead for a business cycle. Real gross domestic product (“GDP”) growth has averaged approximately 2% per year over the past two years, and job growth has averaged about 1.7%. Personal income growth has started to pick up and unemployment statistics indicate that labor force conditions are finally showing real improvements.
The U.S. commercial real estate market continues to benefit from inflows of foreign capital, particularly from China. With a backdrop of global political conflict, and stabilizing international economic conditions, the U.S. dollar has remained a safe haven currency. The volume of available capital that is seeking “core” properties has helped to push the pricing of some assets past prior peaks, making some markets look expensive. Reduced leverage ratios have shifted more risk toward the equity investor. Traditional sources of capital are favoring a “risk-off” approach, where investors’ appetite for risk falls, when valuing investments. Investors acquiring properties are extremely selective, with cap rate compression having spread into secondary markets over the last two years. Commercial real estate returns are increasingly being driven by property income (yield), as opposed to price appreciation through cap rate compression.
Lenders with long memories remain disciplined in their underwriting of investments. For balance sheet lenders, such as banks and insurance companies, underwriting standards for commercial real estate have been tightened. This has resulted in lower loan-to-value and higher debt coverage ratios. CMBS originations also have been limited as lenders are attempting to adjust to new securitization rules which require issuers to maintain an ongoing equity stake in pooled transactions. These trends have led to increased uncertainty in the level and cost of debt for commercial properties, and in turn has injected some volatility into commercial real estate markets.
A major factor contributing to the strength of the real estate cycle is the difficulty of securing construction financing. Lack of construction financing is effectively keeping an oversupply of commercial real estate, which is typical late in a real estate cycle, from emerging. Bank regulators and new risk-based capital guidelines have enforced discipline in lending, which has helped reduce new construction.
Impact on Our Real Estate Investments
The volatility in the global financial markets continues to cause a level of uncertainty in our outlook for the performance of the U.S. commercial real estate markets. Both the investing and leasing environments are highly competitive. While foreign capital continues to flow into U.S. real estate markets, the uncertainty regarding the political, regulatory and economic environments has introduced uncertainty into the markets. Possible future declines in rental rates, slower or potentially negative net absorption of leased space and expectations of future rental concessions, including free rent to renew tenants early, to retain tenants who are up for renewal or to attract new tenants, may result in decreases in cash flows. Historically low interest rates could help offset some of the impact of these potential decreases in operating cash flow for properties financed with variable rate mortgages; however, interest rates in the United States have started to increase. The FED increased interest rates for the third time in three years. The real estate and finance markets anticipate further rate increases as long as the economy remains strong. If this trend continues, management will review our debt financing strategies to optimize the cost of our debt exposure.
Impact on Our Financing Activities
In light of the risks associated with potentially volatile operating cash flows from some of our real estate properties, and the possible increase in the cost of financing due to higher interest rates, we may have difficulty financing new investments and/or refinancing some of our debt obligations prior to or at maturity or we may not be able to finance new investments or refinance existing obligations at terms as favorable as the terms of our existing indebtedness. Short-term interest rates in the United States have increased. Market conditions can change quickly, potentially negatively impacting the value of our investments.

Liquidity and Capital Resources
We are dependent upon the net proceeds from our offering stage to conduct our proposed operations. We will obtain the capital required to make real estate and real estate-related investments and conduct our operations from the proceeds of our offering stage, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of March 31, 2017, we had raised approximately $81.7 million in gross offering proceeds from the sale of shares of our Class A common stock in our private offering, separate private transactions and this offering.
Regulatory developments related to the reporting of our estimated value per share under recently effective FINRA and NASD Conduct Rules, and changes to the definition of fiduciary under ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) may significantly affect our ability to raise substantial additional funds in this offering.
If we are unable to raise substantial funds during our offering stage, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate more significantly with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds during our offering stage. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and cash flow and limiting our ability to make distributions to our stockholders. We expect to establish a modest working capital reserve from our offering proceeds for maintenance and repairs of real properties, as we expect the vast majority of leases for the properties we acquire will provide for tenant reimbursement of operating expenses. However, to the extent that we have insufficient funds for such purposes, we may establish additional reserves from gross offering proceeds, out of cash flow from operations or net cash proceeds from the sale of properties.
As of March 31, 2017, we owned three office properties that were 96% occupied. We acquired these investments with the proceeds from the sale of our common stock in the private offering and debt financing, including a bridge loan from our advisor that we have since repaid. Operating cash needs during the three months ended March 31, 2017 were met through cash flow generated by our real estate investments and with proceeds from our private offering.
Our investments in real estate generate cash flow in the form of rental revenues and tenant reimbursements, which are reduced by operating expenditures, capital expenditures, debt service payments, the payment of asset management fees and corporate general and administrative expenses. Cash flow from operations from real estate investments will be primarily dependent upon the occupancy level of our portfolio, the net effective rental rates on our leases, the collectibility of rent and operating recoveries from our tenants and how well we manage our expenditures.
Our advisor advanced funds to us, which are non-interest bearing, for distribution record dates through the period ended May 31, 2016. We are only obligated to repay our advisor for its advance if and to the extent that:

(i)
Our modified funds from operations (“MFFO”), as such term is defined by the Investment Program Association and interpreted by us, for the immediately preceding month exceeds the amount of distributions declared for record dates of such prior month (an “MFFO Surplus”), and we will pay our advisor the amount of the MFFO Surplus to reduce the principal amount outstanding under the advance, provided that such payments shall only be made if management in its sole discretion expects an MFFO Surplus to be recurring for at least the next two calendar quarters, determined on a quarterly basis; or

(ii)
Excess proceeds from third-party financings are available (“Excess Proceeds”), provided that the amount of any such Excess Proceeds that may be used to repay the principal amount outstanding under the advance shall be determined by the conflicts committee in its sole discretion.

In determining whether Excess Proceeds are available to repay the advance, our conflicts committee will consider whether cash on hand could have been used to reduce the amount of third-party financing provided to us. If such cash could have been used instead of third-party financing, the third-party financing proceeds will be available to repay the advance.
We expect that once we have fully invested the proceeds raised during our offering stage, our debt financing and other liabilities will be between 35% and 65% of the cost of our tangible assets (before deducting depreciation and other non-cash reserves). Though this is our target leverage, our charter does not limit us from incurring debt until our aggregate borrowings would exceed 300% of our net assets (before deducting depreciation and other non-cash reserves), though we may exceed this limit under certain circumstances. During the early stages of this public offering, and to the extent financing in excess of this limit is available at attractive terms, the conflicts committee may approve debt in excess of this limit. As of March 31, 2017, our aggregate borrowings were approximately 56% of our net assets before deducting depreciation and other non-cash reserves.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our advisor, our dealer manager and our affiliated property manager. These payments include payments to our dealer manager for selling commissions, the dealer manager fee and the stockholder servicing fee, and payments to the dealer manager and our advisor for reimbursement of certain organization and other offering expenses. See “—Organization and Offering Costs” below.
During our acquisition and development stage, we will make payments to our advisor in connection with the selection and acquisition or origination of real estate investments, the management of our assets and costs incurred by our advisor in providing services to us. The asset management fee payable to our advisor is a monthly fee equal to one-twelfth of 1.6% of the cost of our investments, less any debt secured by or attributable to our investments. The cost of our real property investments is calculated as the amount paid or allocated to acquire the real property, plus budgeted capital improvement costs for the development, construction or improvements to the property once such funds are disbursed pursuant to a final approved budget and fees and expenses related to the acquisition, but excluding acquisition fees paid or payable to our advisor. The cost of our real estate-related investments and any investments other than real property is calculated as the lesser of: (x) the amount paid or allocated to acquire or fund the investment, including fees and expenses related to the acquisition or origination (but excluding acquisition or origination fees paid or payable to our advisor), and (y) the outstanding principal amount of such investment, including fees and expenses related to the acquisition or funding of such investment (but excluding acquisition or origination fees paid or payable to our advisor). In the case of investments made through joint ventures, the asset management fee is determined based on our proportionate share of the underlying investment.
We also pay fees to the Co-Manager, an affiliate of our advisor, for certain property management services related to certain property acquisitions we make and for which we have entered a property management agreement with the Co-Manager.
We elected to be taxed as a REIT and to operate as a REIT beginning with our taxable year ended December 31, 2015. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends-paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare cash distributions based on daily record dates and pay cash distributions on a monthly basis. During our offering stage, we also intend to authorize and declare stock dividends based on monthly record dates and to issue stock dividends on a monthly basis. We have not established a minimum distribution level.
Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expense reimbursements for the four fiscal quarters ended March 31, 2017 exceeded the charter imposed limitation; however, the conflicts committee determined that the relationship of our operating expenses to our average invested assets was justified for these periods given the costs of operating a public company and the early stage of our operations.
Cash Flows from Operating Activities
As of March 31, 2017, we owned three office properties. During the three months ended March 31, 2017, net cash provided by operating activities was $0.1 million. We expect that our cash flows from operating activities will increase in future periods as a result of anticipated future acquisitions of real estate and real estate-related investments and the related operations of such investments.
Cash Flows from Investing Activities
Net cash used in investing activities was $0.1 million for the three months ended March 31, 2017 and consisted of cash for improvements to real estate.
Cash Flows from Financing Activities
During the three months ended March 31, 2017, net cash provided by financing activities was $1.1 million and consisted primarily of the following:

•
$1.6 million of net cash provided by offering proceeds related to this public offering, net of payments of commissions, dealer manager fees and other organization and offering costs of $0.1 million; and

•	$0.5 million of net cash distributions, after giving effect to distributions reinvested by stockholders of $0.6 million.

Contractual Commitments and Contingencies
The following is a summary of our contractual obligations as of March 31, 2017 (in thousands).

		Payments Due During the Years Ending December 31,
Contractual Obligations	Total	Remainder of 2017	2018-2019	2020-2021	Thereafter
Outstanding debt obligations (1)	$82,810	$—	$30,550	$52,260	$—
Interest payments on outstanding debt obligations (2)	8,719	1,867	4,832	2,020	—
Stockholder servicing fee liability (3)	85	18	44	23	—
_____________________
(1) Amounts include principal payments only.
(2) Projected interest payments are based on the outstanding principal amount, maturity date and interest rate in effect as of March 31, 2017 (consisting of the contractual interest rate). We incurred interest expense of $0.6 million, excluding amortization of deferred financing costs totaling $0.1 million during the three months ended March 31, 2017.
(3) Stockholder servicing fee is an annual fee of 1.0% of the purchase price per Class T share sold in our primary public offering for services rendered to Class T stockholders by the broker dealer of record after the initial sale of the Class T share. The stockholder servicing fee will accrue daily and be paid monthly in arrears for up to the fourth anniversary of the issuance of the Class T share.
Results of Operations
Overview
The SEC declared the registration statement for this initial public offering effective on April 28, 2016. Prior to this, we conducted a private placement offering exempt from registration under the Securities Act of 1933, as amended, that commenced on June 11, 2015. We ceased offering shares in the primary portion of the private offering on April 27, 2016 and processed subscriptions for the primary portion of the private offering dated on or prior to April 27, 2016 through May 30, 2016. Our results of operations as of March 31, 2017 are not indicative of those expected in future periods as we commenced investment operations on August 12, 2015 in connection with our first investment and have since been raising money in and investing the proceeds from our private placement offering and this ongoing initial public offering. As of March 31, 2016, we owned one office building. Subsequent to March 31, 2016, we acquired two office properties and owned three buildings as of March 31, 2017. The results of operations presented for the three months ended March 31, 2017 and 2016 are not directly comparable due to our acquisition activity. In general, we expect that our income and expenses related to our portfolio will increase in future periods as a result of owning investments acquired in 2017 for an entire period and anticipated future acquisitions of real estate investments.
Comparison of the three months ended March 31, 2017 versus the three months ended March 31, 2016

	Three Months Ended March 31,		Increase (Decrease)	Percentage Change	$ Change Due to Acquisitions (1)	$ Change Due to Property Held Throughout Both Periods (2)
	2017	2016
Rental income	$3,236	$568	$2,668	470%	$2,662	$6
Tenant reimbursements	779	28	751	2,682%	714	37
Other operating income	18	—	18	100%	19	(1)
Operating, maintenance and management costs	745	151	594	393%	633	(39)
Property management fees	29	8	21	263%	21	—
Real estate taxes and insurance	457	69	388	562%	393	(5)
Asset management fees to affiliate	214	20	194	970%	174	20
General and administrative expenses	341	219	122	56%	n/a	n/a
Depreciation and amortization	1,718	227	1,491	657%	1,497	(6)
Interest expense	743	178	565	317%	628	(63)
_____________________
(1) Represents the dollar amount increase for the three months ended March 31, 2017 compared to the three months ended March 31, 2016 related to real estate investments acquired on or after January 1, 2016.
(2) Represents the dollar amount increase (decrease) for the three months ended March 31, 2017 compared to the three months ended March 31, 2016 with respect to the real estate investment owned by us throughout both periods presented.

Rental income and tenant reimbursements increased from $0.6 million for the three months ended March 31, 2016 to $4.0 million for the three months ended March 31, 2017, primarily as a result of the growth in our real estate portfolio. We expect that rental income and tenant reimbursements to increase in future periods as a result of anticipated future acquisitions of real estate investments.
Operating, maintenance, and management expenses increased from $0.2 million for the three months ended March 31, 2016 to $0.7 million for the three months ended March 31, 2017, primarily as a result of the growth in our real estate portfolio. We expect operating, maintenance, and management expenses to increase in future periods as a result of inflation and anticipated future acquisitions of real estate investments.
Real estate taxes and insurance increased from $0.1 million for the three months ended March 31, 2016 to $0.5 million for the three months ended March 31, 2017, primarily as a result of the growth in our real estate portfolio. We expect real estate taxes and insurance to increase in future periods as a result of inflation and anticipated future acquisitions of real estate investments.
Asset management fees to affiliate increased from $20,000 for the three months ended March 31, 2016 to $0.2 million for the three months ended March 31, 2017, primarily as a result of the growth in our real estate portfolio. We expect asset management fees to increase in future periods as a result of anticipated future acquisitions of real estate investments.
General and administrative expenses increased from $0.2 million for the three months ended March 31, 2016 to $0.3 million for the three months ended March 31, 2017. These general and administrative costs consisted primarily of portfolio legal fees, board of directors fees and internal audit compensation. We expect general and administrative costs to increase in the future as a result of anticipated future acquisitions of real estate investments.
Depreciation and amortization increased from $0.2 million for the three months ended March 31, 2016 to $1.7 million for the three months ended March 31, 2017, primarily as a result of the growth in our real estate portfolio. We expect depreciation and amortization to increase in the future as a result of anticipated future acquisitions of real estate investments.
Interest expense increased from $0.2 million for the three months ended March 31, 2016 to $0.7 million for the three months ended March 31, 2017. Included in interest expense is the amortization of deferred financing costs of $0.1 million and $15,485 for the three months ended March 31, 2016 and 2017, respectively. The increase in interest expense is primarily due to increased borrowings in connection with the acquisition of real estate, resulting in an increase in the average loan balance. We expect interest expense to increase in the future as a result of anticipated borrowings for future acquisitions of real estate investments.
Funds from Operations and Modified Funds from Operations
We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of an equity REIT. We compute FFO in accordance with the current National Association of Real Estate Investment Trusts (“NAREIT”) definition. FFO represents net income, excluding gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), impairment losses on real estate assets, depreciation and amortization of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with U.S. generally accepted accounting principles (“GAAP”) implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and provides a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

Changes in accounting rules have resulted in a substantial increase in the number of non-operating and non-cash items included in the calculation of FFO. As a result, our management also uses MFFO as an indicator of our ongoing performance as well as our dividend sustainability. MFFO excludes from FFO: acquisition fees and expenses (to the extent that such fees and expenses have been recorded as operating expenses); adjustments related to contingent purchase price obligations; amounts relating to straight-line rents and amortization of above and below market intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments; amortization of closing costs relating to debt investments; impairments of real estate-related investments; mark-to-market adjustments included in net income; and gains or losses included in net income for the extinguishment or sale of debt or hedges. We compute MFFO in accordance with the definition of MFFO included in the practice guideline issued by the IPA in November 2010 as interpreted by management. Our computation of MFFO may not be comparable to other REITs that do not compute MFFO in accordance with the current IPA definition or that interpret the current IPA definition differently than we do.
We believe that MFFO is helpful as a measure of ongoing operating performance because it excludes costs that management considers more reflective of investing activities and other non-operating items included in FFO.  Management believes that, by excluding acquisition costs (to the extent such costs have been recorded as operating expenses) as well as non-cash items such as straight line rental revenue, MFFO provides investors with supplemental performance information that is consistent with the performance indicators and analysis used by management, in addition to net income and cash flows from operating activities as defined by GAAP, to evaluate the sustainability of our operating performance.  MFFO provides comparability in evaluating the operating performance of our portfolio with other non-traded REITs which typically have limited lives with short and defined acquisition periods and targeted exit strategies.  MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes.
FFO and MFFO are non-GAAP financial measures and do not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO and MFFO include adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization and the other items described above. Accordingly, FFO and MFFO should not be considered as alternatives to net income as an indicator of our current and historical operating performance. In addition, FFO and MFFO do not represent cash flows from operating activities determined in accordance with GAAP and should not be considered an indication of our liquidity. We believe FFO and MFFO, in addition to net income and cash flows from operating activities as defined by GAAP, are meaningful supplemental performance measures.
Although MFFO includes other adjustments, the exclusion of adjustments for straight-line rent and the amortization of above- and below-market leases are the most significant adjustments for the periods presented.  We have excluded these items based on the following economic considerations:

•
Adjustments for straight-line rent.  These are adjustments to rental revenue as required by GAAP to recognize contractual lease payments on a straight-line basis over the life of the respective lease.  We have excluded these adjustments in our calculation of MFFO to more appropriately reflect the current economic impact of our in-place leases, while also providing investors with a useful supplemental metric that addresses core operating performance by removing rent we expect to receive in a future period or rent that was received in a prior period; and

•
Amortization of above- and below-market leases.  Similar to depreciation and amortization of real estate assets and lease related costs that are excluded from FFO, GAAP implicitly assumes that the value of intangible lease assets and liabilities diminishes predictably over time and requires that these charges be recognized currently in revenue.  Since market lease rates in the aggregate have historically risen or fallen with local market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the realized economics of the real estate.

Our calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table, along with our calculation of MFFO, for the three months ended March 31, 2017 and 2016, respectively (in thousands). No conclusions or comparisons should be made from the presentation of these periods.

	For the Three Months Ended March 31,
	2017	2016
Net loss attributable to common stockholders	$(197)	$(256)
Depreciation of real estate assets	622	49
Amortization of lease-related costs	1,096	178
FFO attributable to common stockholders	1,521	(29)
Straight-line rent and amortization of above- and below-market leases	(530)	(62)
MFFO attributable to common stockholders	$991	$(91)

FFO and MFFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO and MFFO, such as tenant improvements, building improvements and deferred leasing costs.
Organization and Offering Costs
Offering costs include all expenses incurred in connection with the private offering and this public offering. Organization costs include all expenses incurred in connection with our formation, including but not limited to legal fees and other costs to incorporate.
With respect to the public offering, our advisor and dealer manager will generally pay our organization and offering expenses incurred in the primary portion of this initial public offering (other than selling commissions, dealer manager fees and stockholder servicing fees paid other than in connection with our online distribution channel) directly and we will reimburse our advisor and the dealer manager for the commercially reasonable organization and other offering expenses they incur on our behalf in connection with the primary portion of this initial public offering subject to the following limitations.
No reimbursements made by is to our advisor or the dealer manager may cause total organization and offering expenses incurred by us (including selling commissions, dealer manager fees, the stockholder servicing fee and all other items of organization and offering expenses) to exceed 15% of the aggregate gross proceeds from this initial public offering as of the date of reimbursement.
We will reimburse our advisor, the dealer manager and their affiliates for up to 1.0% of gross proceeds raised in the primary portion of this initial public offering, provided that we will not be responsible for paying or reimbursing our advisor, the dealer manager, or their affiliates for any organization and other offering expenses related to shares sold in the primary portion of this initial public offering through our online distribution channel. Our advisor, the dealer manager, and their affiliates will be responsible for all organization and other offering expenses (which excludes selling commissions, dealer manager fees and stockholder servicing fees paid other than in connection with our online distribution channel) related to the primary portion of this initial public offering to the extent they exceed 1.0% of gross proceeds raised in the primary portion of this initial public offering (excluding gross proceeds raised in the primary portion of this initial public offering through our online distribution channel) and our advisor and its affiliates will be responsible for all organization and other offering expenses related to shares sold in the primary portion of our online distribution channel. We may pay organization and other offering expenses directly to the extent we believe we would ultimately be responsible for reimbursing our advisor for such costs pursuant to the terms above had our advisor paid the costs directly. We do not reimburse the dealer manager for wholesaling compensation expenses.
During the private offering, there was no limit on the amount of organization and offering costs we could incur and we were obligated to reimburse our advisor, our dealer manager or their affiliates, as applicable, for organization and offering costs (excluding wholesaling compensation expenses) paid by them on behalf of us. As of March 31, 2017, we had recorded $1.5 million of offering costs (other than selling commissions and dealer manager fees) related to our private offering, all of which have been reimbursed to our advisor or its affiliates as of March 31, 2017.
Through March 31, 2017, our advisor and its affiliates had incurred organization and other offering costs (which exclude selling commissions, dealer manager fees and stockholder servicing fees) on our behalf in connection with this initial public offering of approximately $4.5 million. As of March 31, 2017, we had recorded $48,732 of organization and other offering expenses related to this initial public offering, which amounts represent our maximum liability for organization and other offering costs as of March 31, 2017 based on the limitations described above.

Distributions
During our offering stage, when we may raise capital more quickly than we acquire income producing assets, and from time to time during our operational stage, we may not pay distributions solely from our cash flow from operating activities, in which case distributions may be paid in whole or in part from debt financing, including advances from our advisor, if necessary. Distributions declared, distributions paid and cash flow provided by operations were as follows for the first quarter of 2017 (in thousands, except per share amounts):

	Cash Distributions Declared (1)	Cash Distribution Declared Per Class A Share (1) (2)	Cash Distribution Declared Per Class T Share (1) (2)	Cash Distributions Paid (3)			Cash Flows provided by Operations	Source of Cash Distributions Paid
Period				Cash	Reinvested	Total		Amount Paid from Cash Flows From Operating Activities/Percentage of Distributions Paid		Amount Paid from Borrowings/Percentage of Distributions Paid
First Quarter 2017	$1,115	$0.123	$0.099	$516	$588	$1,104	$83	$83	/8%	$1,021	/92%
_____________________
(1) Distributions for the periods from January 1, 2017 through March 31, 2017 were based on daily record dates and were calculated based on stockholders of record each day during this period at a rate of (i) $0.00136986 per share per day, less (ii) the applicable daily class-specific stockholder servicing fees accrued for and allocable to any class of common stock, divided by the number of shares of common stock of such class outstanding as of the close of business on each respective record date.
(2) Assumes Class A and Class T shares were issued and outstanding each day that was a record date for distributions during the period presented.
(3) Distributions are paid on a monthly basis. In general, distributions for all record dates of a given month are paid on or about the first business day of the following month.
For the three months ended March 31, 2017, we paid aggregate distributions of $1.1 million, including $0.5 million of distributions paid in cash and $0.6 million of distributions reinvested through our distribution reinvestment plan. Our net loss for the three months ended March 31, 2017 was $0.2 million. FFO for the three months ended March 31, 2017 was $1.5 million and cash flow provided by operations for the three months ended March 31, 2017 was $0.1 million. See the reconciliation of FFO to net income (loss) above. We funded our total distributions paid, which includes net cash distributions and distributions reinvested by stockholders, with $0.1 million of cash flow from operating activities and $1.0 million of debt financing.
From inception through March 31, 2017, we paid cumulative distributions of $4.6 million and our cumulative net loss during the same period was $5.1 million. To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have less funds available for the acquisition of real estate investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.
In addition, during the three months ended March 31, 2017, our board of directors declared stock dividends for each month based on a single record date at the end of each month in an amount that would equal a 1% annualized stock dividend per share of common stock if paid each month for a year. Stock dividends are issued in the same class of shares as the shares for which such stockholder received the stock dividend.
Going forward we expect our board of directors to continue to authorize and declare cash distributions based on daily record dates and to pay these distributions on a monthly basis and during our offering stage to continue to authorize and declare stock dividends based on a single record date as of the end of the month, and to issue these dividends on a monthly basis. Cash distributions and stock dividends will be determined by our board of directors based on our financial condition and such other factors as our board of directors deems relevant. Our board of directors has not pre-established a percentage rate of return for stock dividends or cash distributions to stockholders. We have not established a minimum dividend or distribution level, and our charter does not require that we pay dividends or make distributions to our stockholders.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flow from operations and FFO (except with respect to distributions related to sales of our assets and distributions related to the repayment of principal under real estate-related investments). Our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including those discussed under “Market Outlook - Real Estate and Real Estate Finance Markets” herein and the risks discussed in the prospectus. Those factors include: our ability to raise capital to make additional investments; the future operating performance of our current and future real estate investments in the existing real estate and financial environment; our advisor’s ability to identify additional real estate investments that are suitable to execute our investment objectives; the success and economic viability of our tenants; to the extent we make investments in real estate loans, the ability of our borrowers and their sponsors to make their debt service payments and/or to repay their loans upon maturity; our ability to refinance existing indebtedness at comparable terms; changes in interest rates on any variable rate debt obligations we incur; and the level of participation in our distribution reinvestment plan. In the event our FFO and/or cash flow from operations decrease in the future, the level of our distributions may also decrease. In addition, future distributions declared and paid may exceed FFO and/or cash flow from operations.
Critical Accounting Policies
Our consolidated interim financial statements and condensed notes thereto have been prepared in accordance with GAAP and in conjunction with the rules and regulations of the SEC. The preparation of our financial statements requires significant management judgments, assumptions and estimates about matters that are inherently uncertain. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. A discussion of the accounting policies that management considers critical in that they involve significant management judgments, assumptions and estimates is included in our Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC. There have been no significant changes to our policies during 2017.

KBS GROWTH & INCOME REIT, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	March 31, 2017	December 31, 2016
	(unaudited)
Assets
Real estate:
Land	$22,909	$22,909
Building and improvements	105,507	105,435
Tenant origination and absorption costs	13,528	13,528
Total real estate, cost	141,944	141,872
Less accumulated depreciation and amortization	(5,006)	(3,292)
Total real estate, net	136,938	138,580
Cash and cash equivalents	16,793	15,666
Rent and other receivables	1,187	956
Above-market leases, net	202	210
Prepaid expenses and other assets, net	532	501
Total assets	$155,652	$155,913
Liabilities and stockholders’ equity
Notes payable, net	$81,484	$81,375
Accounts payable and accrued liabilities	988	2,023
Due to affiliates	1,500	1,434
Distributions payable	388	377
Below-market leases, net	4,678	5,029
Other liabilities	1,353	1,254
Total liabilities	90,391	91,492
Commitments and contingencies (Note 8)
Redeemable common stock	2,379	1,791
Stockholders’ equity
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Class A common stock, $.01 par value per share; 500,000,000 shares authorized, 8,971,007 and 8,846,164 shares issued and outstanding as of March 31, 2017 and December 31, 2016, respectively	90	88
Class T common stock, $.01 par value per share; 500,000,000 shares authorized, 223,881 shares and 94,018 shares issued and outstanding as of March 31, 2017 and December 31, 2016, respectively	2	1
Additional paid-in capital	73,789	71,992
Cumulative distributions and net losses	(10,999)	(9,451)
Total stockholders’ equity	62,882	62,630
Total liabilities and stockholders’ equity	$155,652	$155,913
See accompanying condensed notes to consolidated financial statements.

KBS GROWTH & INCOME REIT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(in thousands, except share and per share amounts)

	For the Three Months Ended March 31,
	2017	2016
Revenues:
Rental income	$3,236	$568
Tenant reimbursements	779	28
Other operating income	18	—
Total revenues	4,033	596
Expenses:
Operating, maintenance, and management	745	151
Property management fees and expenses to affiliate	29	8
Real estate taxes and insurance	457	69
Asset management fees to affiliate	214	20
General and administrative expenses	341	219
Depreciation and amortization	1,718	227
Interest expense	743	178
Total expenses	4,247	872
Other income:
Interest income	17	20
Total other income	17	20
Net loss	$(197)	$(256)
Class A Common Stock:
Net loss	$(190)	$(255)
Net loss per common share, basic and diluted	$(0.02)	$(0.07)
Weighted-average number of common shares outstanding basic and diluted	8,934,542	3,671,273
Class T Common Stock:
Net loss	$(7)	$(1)
Net loss per common share, basic and diluted	$(0.05)	$(0.19)
Weighted-average number of common shares outstanding basic and diluted	165,029	856
See accompanying condensed notes to consolidated financial statements.

KBS GROWTH & INCOME REIT, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the Year Ended December 31, 2016 and the Three Months Ended March 31, 2017 (unaudited)
(dollars in thousands)

	Common Stock				Additional Paid-in Capital	Cumulative Distributions and Net Losses	Total Stockholders’ Equity
	Class A		Class T
	Shares	Amounts	Shares	Amounts
Balance, December 31, 2015	2,216,821	$22	—	$—	$17,079	$(995)	$16,106
Net loss	—	—	—	—	—	(4,089)	(4,089)
Issuance of common stock	6,559,574	65	93,918	1	60,532	—	60,598
Transfers to redeemable common stock	—	—	—	—	(1,738)	—	(1,738)
Stock dividends issued	69,769	1	100	—	711	(712)	—
Distributions declared	—	—	—	—	—	(3,655)	(3,655)
Commissions on stock sales, related dealer manager fees and stockholder servicing fees to affiliate	—	—	—	—	(4,200)	—	(4,200)
Other offering costs to affiliate	—	—	—	—	(392)	—	(392)
Balance, December 31, 2016	8,846,164	88	94,018	1	71,992	(9,451)	62,630
Net loss	—	—	—	—	—	(197)	(197)
Issuance of common stock	102,511	1	129,510	1	2,320	—	2,322
Transfers to redeemable common stock	—	—	—	—	(588)	—	(588)
Stock dividends issued	22,332	1	353	—	235	(236)	—
Distributions declared	—	—	—	—	—	(1,115)	(1,115)
Commissions on stock sales, related dealer manager fees and stockholder servicing fees to affiliate	—	—	—	—	(147)	—	(147)
Other offering costs	—	—	—	—	(23)	—	(23)
Balance, March 31, 2017	8,971,007	$90	223,881	$2	$73,789	$(10,999)	$62,882

See accompanying condensed notes to consolidated financial statements.

KBS GROWTH & INCOME REIT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands)

	Three Months Ended March 31,
	2017	2016
Cash Flows from Operating Activities:
Net loss	$(197)	$(256)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,718	227
Deferred rents	(187)	(56)
Allowance for doubtful accounts	(5)	—
Amortization of above and below-market leases	(343)	(6)
Amortization of deferred financing costs	103	15
Changes in operating assets and liabilities:
Rents and other receivables	(18)	(4)
Prepaid expenses and other assets	(117)	(47)
Accounts payable and accrued liabilities	(965)	120
Due to affiliates	(5)	(153)
Other liabilities	99	(39)
Net cash provided by (used in) operating activities	83	(199)
Cash Flows from Investing Activities:
Improvements to real estate	(75)	(22)
Net cash used in investing activities	(75)	(22)
Cash Flows from Financing Activities:
Proceeds from notes payable	—	26
Payments of deferred financing costs	—	(1)
Cash distribution advance from affiliate	—	458
Proceeds from issuance of common stock	1,734	37,020
Payments of commissions on stock sales and related dealer manager fees to affiliate	(147)	(2,547)
Other offering costs paid to affiliates	71	—
Payments of other offering costs	(23)	(765)
Distributions paid to common stockholders	(516)	(117)
Net cash provided by financing activities	1,119	34,074
Net increase in cash and cash equivalents	1,127	33,853
Cash and cash equivalents, beginning of period	15,666	12,893
Cash and cash equivalents, end of period	$16,793	$46,746
Supplemental Disclosure of Cash Flow Information
Interest paid	$627	$159
Supplemental Disclosure of Noncash Investing and Financing Activities:
Stock dividends issued	$236	$64
Increase in cash distributions payable	$11	$125
Dividends paid to common stockholders through common stock issuances pursuant to the distribution reinvestment plan	$588	$197
See accompanying condensed notes to consolidated financial statements.

KBS GROWTH & INCOME REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017
(unaudited)

1.	ORGANIZATION
KBS Growth & Income REIT, Inc. (the “Company”) was formed on January 12, 2015 as a Maryland corporation that elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2015. Substantially all of the Company’s business is conducted through KBS Growth & Income Limited Partnership (the “Operating Partnership”), a Delaware limited partnership formed on January 14, 2015. The Company is the sole general partner of, and owns a 0.1% partnership interest in, the Operating Partnership. KBS Growth & Income REIT Holdings LLC (“REIT Holdings”), a Delaware limited liability company formed on January 14, 2015, owns the remaining 99.9% partnership interest in the Operating Partnership and is the sole limited partner. The Company is the sole member and manager of REIT Holdings.
Subject to certain restrictions and limitations, the business of the Company is externally managed by KBS Capital Advisors LLC (the “Advisor”), an affiliate of the Company, pursuant to an advisory agreement between the Company and the Advisor initially entered into on June 11, 2015, and amended at various times thereafter (the “Advisory Agreement”). The Advisor conducts the Company’s operations and manages its portfolio of core real estate properties and real estate-related assets. On January 27, 2015, the Company issued 20,000 shares of its common stock to the Advisor at a purchase price of $10.00 per share. On June 11, 2015, these outstanding shares of common stock were designated Class A shares of common stock.
As of March 31, 2017, the Company had invested in three office buildings. The Company intends to invest in a diverse portfolio of core real estate properties and real estate-related assets, including the acquisition of commercial properties and the acquisition and origination of real estate-related assets. The Company considers core properties to be existing properties with at least 80% occupancy. Based on the current market outlook, the Company expects its core focus in the U.S. office sector to reflect a value-creating core strategy, which is also known as a core-plus strategy. The real estate-related assets in which the Company may invest include mortgage, mezzanine, bridge and other loans, debt and derivative securities related to real estate assets, including mortgage-backed securities, and equity securities such as common stocks, preferred stocks and convertible preferred securities of other REITs and real estate companies.
The Company commenced a private placement offering exempt from registration under the Securities Act of 1933, as amended, on June 11, 2015, pursuant to which the Company offered a maximum of $105,000,000 of shares of its Class A common stock for sale to certain accredited investors (the “Private Offering”), of which $5,000,000 of Class A shares were offered pursuant to the Company’s distribution reinvestment plan. The Company ceased offering shares in the primary portion of the Private Offering on April 27, 2016 and processed subscriptions for the primary Private Offering dated on or prior to April 27, 2016 through May 30, 2016. KBS Capital Markets Group LLC (the “Dealer Manager”), an affiliate of the Advisor, served as the dealer manager of the Private Offering pursuant to a dealer manager agreement dated June 11, 2015 (the “Private Offering Dealer Manager Agreement”). The Dealer Manager was responsible for marketing the Company’s shares in the Private Offering.
On February 4, 2015, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to register an initial public offering of its common stock to offer a maximum of $1,500,000,000 in shares of common stock for sale to the public in the primary offering, consisting of two classes of shares: Class A and Class T (the “Primary Offering”). The Company also registered a maximum of $800,000,000 in both classes of shares of its common stock pursuant to the Company’s distribution reinvestment plan (the “DRP Offering” and, together with the Primary Offering, the “Public Offering”). The Company is offering to sell any combination of Class A and Class T shares in the Primary Offering and DRP Offering. The Company reserves the right to reallocate shares between the Primary Offering and the DRP Offering. The SEC declared the Company’s registration statement effective on April 28, 2016 and the Company retained the Dealer Manager to serve as the dealer manager of the Public Offering pursuant to a dealer manager agreement dated April 28, 2016 (the “Public Offering Dealer Manager Agreement”). The Dealer Manager is responsible for marketing the Company’s shares in the Public Offering.
As described above, the Company intends to use substantially all of the net proceeds from the Private Offering and the Primary Offering to invest in a diverse portfolio of core real estate properties and real estate-related assets.

KBS GROWTH & INCOME REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2017
(unaudited)

The Company sold 8,548,972 shares of Class A common stock for gross offering proceeds of $76.8 million in the Private Offering, including 74,744 shares of Class A common stock under its distribution reinvestment plan for gross offering proceeds of $0.7 million. The Company commenced the Public Offering on April 28, 2016. As of March 31, 2017, the Company had sold 264,912 and 223,428 shares of Class A and Class T common stock in the Public Offering, respectively, for aggregate gross offering proceeds of $4.9 million, including 174,895 and 1,309 shares of Class A and Class T common stock under its DRP offering, respectively, for aggregate gross offering proceeds of $1.7 million.
Additionally, on August 11, 2015, two of the individuals who own and control the Company’s sponsor, Charles J. Schreiber, Jr. (who also acts as chief executive officer, the chairman of the board and a director of the Company) and Peter M. Bren (who also acts as president of the Company), purchased 21,181.2380 and 21,181.2390 shares of Class A common stock, respectively, each for an aggregate purchase price of $172,500 or $8.144 per share. The per share purchase price reflects an 8.5% discount to the $8.90 offering price in the Private Offering in effect on the date of their purchase because selling commissions and dealer manager fees were not paid in connection with the sales. Mr. Bren’s investment was made on behalf of and for the account of three of his children, and he has disclaimed beneficial ownership of the shares. The Company issued these shares in private transactions exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933, as amended.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
There have been no significant changes to the Company’s accounting policies since it filed its audited financial statements in its Annual Report on Form 10-K for the year ended December 31, 2016.  For further information about the Company’s accounting policies, refer to the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2016 included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”).
Principles of Consolidation and Basis of Presentation
The accompanying unaudited consolidated financial statements and condensed notes thereto have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, the unaudited consolidated financial statements do not include all of the information and footnotes required by GAAP for audited financial statements.  In the opinion of management, the financial statements for the unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods.  Operating results for the three months ended March 31, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017.
The consolidated financial statements include the accounts of the Company, REIT Holdings, the Operating Partnership, and their direct and indirect wholly owned subsidiaries.  All significant intercompany balances and transactions are eliminated in consolidation.
Use of Estimates
The preparation of the consolidated financial statements and the accompanying notes thereto in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.
Segments
The Company had invested in three office buildings as of March 31, 2017. Substantially all of the Company’s revenue and net loss is from real estate, and therefore, the Company currently operates in one reportable segment.

KBS GROWTH & INCOME REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2017
(unaudited)

Per Share Data
Basic net income (loss) per share of common stock is calculated by dividing net income (loss) by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted net income (loss) per share of common stock equals basic net income (loss) per share of common stock as there were no potentially dilutive securities outstanding for the three months ended March 31, 2017 and 2016, respectively. For the purpose of determining the weighted average number of shares outstanding, stock dividends issued during the period presented and subsequent to March 31, 2017 but before the issuance of the consolidated financial statements are adjusted retroactively and treated as if they were issued and outstanding for all periods presented.
The Company has declared and issued stock dividends on shares of the Company’s common stock during the three months ended March 31, 2017 and 2016 as follows:

Three Months Ended March 31,	Amount Declared per Share Outstanding (1)	Total Shares Issued
2016	0.00246576 shares	6,974
2017	0.00249999 shares	22,685
_____________________
(1) Stock dividends are declared on a monthly basis and the amount declared per share outstanding assumes each share was issued and outstanding each date that was a record date for stock dividends during the periods presented. Stock dividends are issued in the same class of shares as the shares for which such stockholder received the stock dividend.
During the three months ended March 31, 2017, aggregate cash distributions declared per share of Class A common stock were $0.12328740, assuming the share was issued and outstanding each date that was a record date for distributions during the period. During the three months ended March 31, 2017, aggregate cash distributions declared per share of Class T common stock were $0.09880255, assuming the share was issued and outstanding each date that was a record date for distributions during the period. During the three months ended March 31, 2016, aggregate cash distributions declared per share of Class A common stock were $0.12328740, assuming the share was issued and outstanding each date that was a record date for distributions during the period. No shares of Class T common stock were outstanding during three months ended March 31, 2016. For each day that was a record date for distributions during the three months ended March 31, 2017 and 2016, distributions were calculated at a rate of (i) $0.00136986 per share per day, less (ii) the applicable daily class-specific stockholder servicing fees accrued for and allocable to any class of common stock, divided by the number of shares of common stock of such class outstanding as of the close of business on each respective record date. Each day during the three months ended March 31, 2017 and 2016 was a record date for distributions.

KBS GROWTH & INCOME REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2017
(unaudited)

In accordance with FASB ASC Topic 260-10-45, Earnings Per Share, the Company uses the two-class method to calculate earnings per share. Basic earnings per share is calculated based on dividends declared (“distributed earnings”) and the rights of common shares and participating securities in any undistributed earnings, which represents net income remaining after deduction of dividends declared during the period. The undistributed earnings are allocated to all outstanding common shares based on the relative percentage of each class of shares to the total number of outstanding shares. The Company does not have any participating securities outstanding other than Class A Common Stock and Class T Common Stock during the periods presented.

	For the Three Months Ended March 31,
	2017	2016
Net loss	$(197)	$(256)
Less: Class A Common Stock cash distributions declared	1,099	440
Less: Class T Common Stock cash distributions declared	16	—
Undistributed net loss	$(1,312)	$(696)
Class A Common Stock:
Undistributed net loss	$(1,289)	$(695)
Class A Common Stock cash distributions declared	1,099	440
Net loss	$(190)	$(255)
Net loss per common share, basic and diluted	$(0.02)	$(0.07)
Weighted-average number of common shares outstanding, basic and diluted	8,934,542	3,671,273
Class T Common Stock:
Undistributed net loss	$(23)	$(1)
Class T Common Stock cash distributions declared	16	—
Net loss	$(7)	$(1)
Net loss per common share, basic and diluted	$(0.05)	$(0.19)
Weighted-average number of common shares outstanding, basic and diluted	165,029	856
Square Footage, Occupancy and Other Measures
 Any references to square footage, occupancy or annualized base rent are unaudited and outside the scope of the Company’s independent registered public accounting firm’s review of the Company’s financial statements in accordance with the standards of the United States Public Company Accounting Oversight Board.
Recently Issued Accounting Standards Update
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU No. 2014-09”). ASU No. 2014-09 requires an entity to recognize the revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.  ASU No. 2014-09 supersedes the revenue requirements in Revenue Recognition (Topic 605) and most industry-specific guidance throughout the Industry Topics of the Codification.  ASU No. 2014-09 does not apply to lease contracts within the scope of Leases (Topic 840). ASU No. 2014-09 was to be effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, and is to be applied retrospectively, with early application not permitted.  In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date (“ASU No. 2015-14”), which defers the effective date of ASU No. 2014-09 by one year. Early adoption is permitted but not before the original effective date. As the primary source of revenue for the Company is generated through leasing arrangements, which are scoped out of this standard, the Company does not expect the adoption of ASU No. 2014-09 to have a significant impact on its financial statements.

KBS GROWTH & INCOME REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2017
(unaudited)

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU No. 2016-01”).  The amendments in ASU No. 2016-01 address certain aspects of recognition, measurement, presentation and disclosure of financial instruments.  ASU No. 2016-01 primarily affects accounting for equity investments and financial liabilities where the fair value option has been elected.  ASU No. 2016-01 also requires entities to present financial assets and financial liabilities separately, grouped by measurement category and form of financial asset in the balance sheet or in the accompanying notes to the financial statements.  ASU No. 2016-01 is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years.  Early application is permitted for financial statements that have not been previously issued.  The Company does not expect the adoption of ASU No. 2016-01 to have a significant impact on its financial statements.
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU No. 2016-02”). The amendments in ASU No. 2016-02 change the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. ASU No. 2016-02 is effective for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption of ASU No. 2016-02 as of its issuance is permitted. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. The Company is currently evaluating the impact of adopting the new leases standard on its consolidated financial statements.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments (“ASU No. 2016-13”).  ASU No. 2016-13 affects entities holding financial assets and net investments in leases that are not accounted for at fair value through net income.  The amendments in ASU No. 2016-13 require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected.  The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset.  ASU No. 2016-13 also amends the impairment model for available-for-sale securities.  An entity will recognize an allowance for credit losses on available-for-sale debt securities as a contra-account to the amortized cost basis rather than as a direct reduction of the amortized cost basis of the investment, as is currently required.  ASU No. 2016-13 also requires new disclosures.  For financial assets measured at amortized cost, an entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes.  For financing receivables and net investments in leases measured at amortized cost, an entity will be required to further disaggregate the information it currently discloses about the credit quality of these assets by year of the asset’s origination for as many as five annual periods. For available for sale securities, an entity will be required to provide a roll-forward of the allowance for credit losses and an aging analysis for securities that are past due.  ASU No. 2016-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years.  Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.  The Company is still evaluating the impact of adopting ASU No. 2016-13 on its financial statements, but does not expect the adoption of ASU No. 2016-13 to have a material impact on its financial statements.

KBS GROWTH & INCOME REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2017
(unaudited)

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU No. 2016-15”).  ASU No. 2016-15 is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows.  The amendments in ASU No. 2016-15 provide guidance on eight specific cash flow issues, including the following that are or may be relevant to the Company: (a) Cash payments for debt prepayment or debt extinguishment costs should be classified as cash outflows for financing activities; (b) Cash payments relating to contingent consideration made soon after an acquisition’s consummation date (i.e., approximately three months or less) should be classified as cash outflows for investing activities. Payments made thereafter should be classified as cash outflows for financing activities up to the amount of the original contingent consideration liability. Payments made in excess of the amount of the original contingent consideration liability should be classified as cash outflows for operating activities; (c) Cash payments received from the settlement of insurance claims should be classified on the basis of the nature of the loss (or each component loss, if an entity receives a lump-sum settlement);  (d) Relating to distributions received from equity method investments, ASU No. 2016-15 provides an accounting policy election for classifying distributions received from equity method investments. Such amounts can be classified using a (1) cumulative earnings approach, or (2) nature of distribution approach. Under the cumulative earnings approach, an investor would compare the distributions received to its cumulative equity method earnings since inception.  Any distributions received up to the amount of cumulative equity earnings would be considered a return on investment and classified in operating activities. Any excess distributions would be considered a return of investment and classified in investing activities. Alternatively, an investor can choose to classify the distributions based on the nature of activities of the investee that generated the distribution. If the necessary information is subsequently not available for an investee to determine the nature of the activities, the entity should use the cumulative earnings approach for that investee and report a change in accounting principle on a retrospective basis; (e) In the absence of specific guidance, an entity should classify each separately identifiable cash source and use on the basis of the nature of the underlying cash flows. For cash flows with aspects of more than one class that cannot be separated, the classification should be based on the activity that is likely to be the predominant source or use of cash flow.  ASU No. 2016-15 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years.  Early adoption is permitted, including adoption in an interim period.  The Company is still evaluating the impact of adopting ASU No. 2016-15 on its financial statements, but does not expect the adoption of ASU No. 2016-15 to have a material impact on its financial statements, but does not expect the adoption of ASU No. 2016-15 to have a material impact to its financial statements.
In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU No. 2016-18”). ASU No. 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, restricted cash and restricted cash equivalents.  Therefore, amounts generally described as restricted cash should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows.  ASU No. 2016-18 is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years.  The Company elected to early adopt ASU No. 2016-18 for the reporting period ended December 31, 2016 and it was applied retrospectively. As a result of the adoption of ASU No. 2016-18, the Company no longer presents the changes within restricted cash in the consolidated statements of cash flows.

KBS GROWTH & INCOME REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2017
(unaudited)

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU No. 2017-01”) to add guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses.  ASU No. 2017-01 provides a screen to determine when an integrated set of assets and activities (collectively referred to as a “set”) is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business.  If the screen is not met, ASU No. 2017-01 (1) requires that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) removes the evaluation of whether a market participant could replace missing elements.  ASU No. 2017-01 provides a framework to assist entities in evaluating whether both an input and a substantive process are present. The framework includes two sets of criteria to consider that depend on whether a set has outputs.  Although outputs are not required for a set to be a business, outputs generally are a key element of a business; therefore, the FASB has developed more stringent criteria for sets without outputs.  ASU No. 2017-01 is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years.  Early adoption is permitted.  The amendments can be applied to transactions occurring before the guidance was issued (January 5, 2017) as long as the applicable financial statements have not been issued.  The Company elected to early adopt ASU No. 2017-01 for the reporting period beginning January 1, 2017.  As a result of the adoption of ASU No. 2017-01, the Company’s acquisitions of investment properties beginning January 1, 2017 could qualify as asset acquisitions (as opposed to business combinations).  Transaction costs associated with asset acquisitions are capitalized, while transaction costs associated with business combinations will continue to be expensed as incurred.

3.	REAL ESTATE
As of March 31, 2017, the Company owned three office buildings containing 528,504 rentable square feet, which were collectively 96% occupied. The following table provides summary information regarding the properties owned by the Company as of March 31, 2017 (in thousands):

Property	Date Acquired	City	State	Property Type	Total Real Estate at Cost	Accumulated Depreciation and Amortization	Total Real Estate, Net
Von Karman Tech Center	08/12/2015	Irvine	CA	Office	$21,289	$(1,414)	$19,875
Commonwealth Building	06/30/2016	Portland	OR	Office	74,051	(2,698)	71,353
The Offices at Greenhouse	11/14/2016	Houston	TX	Office	46,604	(894)	45,710
					$141,944	$(5,006)	$136,938
As of March 31, 2017, the following properties represented more than 10% of the Company’s total assets:

Property	Location	Rentable Square Feet	Total Real Estate, Net (in thousands)	Percentage of Total Assets	Annualized Base Rent (in thousands) (1)	Average Annualized Base Rent per sq. ft.	Occupancy
Von Karman Tech Center	Irvine, CA	101,161	$19,875	12.8%	$2,277	$22.51	100.0%
Commonwealth Building	Portland, OR	224,122	71,353	45.8%	5,288	25.61	93.8%
The Offices at Greenhouse	Houston, TX	203,221	45,710	29.4%	3,996	20.65	95.2%
_____________________
(1) Annualized base rent represents annualized contractual base rental income as of March 31, 2017, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.

KBS GROWTH & INCOME REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2017
(unaudited)

Operating Leases
The Company’s real estate properties are leased to tenants under operating leases for which the terms and expirations vary. As of March 31, 2017, the leases had remaining terms, excluding options to extend, of up to 9.3 years with a weighted-average remaining term of 4.9 years. Some of the leases have provisions to extend the term of the leases, options for early termination for all or a part of the leased premises after paying a specified penalty, and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Generally, upon the execution of a lease, the Company requires a security deposit from the tenant in the form of a cash deposit and/or a letter of credit. The amount required as a security deposit varies depending upon the terms of the respective lease and the creditworthiness of the tenant, but generally is not a significant amount. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of its security deposit. Security deposits received in cash related to tenant leases are included in other liabilities in the accompanying consolidated balance sheets and totaled $0.6 million and $0.6 million as of March 31, 2017 and December 31, 2016.
During the three months ended March 31, 2017 and 2016, the Company recognized deferred rent from tenants, net of lease incentive amortization, of $0.2 million and $0.1 million, respectively. As of March 31, 2017 and December 31, 2016, the cumulative deferred rent balance was $1.1 million and $0.9 million, respectively, and is included in rents and other receivables on the accompanying balance sheets. The cumulative deferred rent balance included $0.2 million and $0.2 million of unamortized lease incentives as of March 31, 2017 and December 31, 2016, respectively.
As of March 31, 2017, the future minimum rental income from the Company’s properties under its non-cancelable operating leases was as follows (in thousands):

April 1, 2017 through December 31, 2017	$7,992
2018	10,026
2019	9,534
2020	9,002
2021	7,613
Thereafter	14,689
$58,856
As of March 31, 2017, the Company had a concentration of credit risk related to AECOM, a tenant in The Offices at Greenhouse in the engineering industry, which represented 26% of the Company’s annualized base rent. The tenant individually occupied 140,922 rentable square feet or approximately 27% of the total rentable square feet of the Company’s real estate portfolio. Of the 140,922 rentable square feet, 5,195 rentable square feet expires on July 24, 2019, with two three-year extension options, and 135,727 rentable square feet expires on December 31, 2024, with two five-year extension options. As of March 31, 2017, the annualized base rent for this tenant was approximately $3.0 million or $21.39 per square foot. No other tenant represented more than 10% of the Company’s annualized base rent.
No material tenant credit issues have been identified at this time.
As of March 31, 2017, the Company’s real estate properties were leased to approximately 40 tenants over a diverse range of industries. The Company’s highest tenant industry concentration (greater than 10% of annualized base rent) was as follows:

Industry	Number of Tenants	Annualized Base Rent (1)	Percentage of Annualized Base Rent
Professional, scientific and legal	8	$4,795	41.5%
Information	4	1,433	12.4%
_____________________
(1) Annualized base rent represents annualized contractual base rental income as of March 31, 2017, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease’s inception through the balance of the lease term.
As of March 31, 2017, no other tenant industries accounted for more than 10% of annualized base rent. No material tenant credit issues have been identified at this time.

KBS GROWTH & INCOME REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2017
(unaudited)

4.	TENANT ORIGINATION AND ABSORPTION COSTS, ABOVE-MARKET LEASE ASSETS AND BELOW-MARKET LEASE LIABILITIES
As of March 31, 2017 and December 31, 2016, the Company’s tenant origination and absorption costs, above-market lease assets and below-market lease liabilities (excluding fully amortized assets and liabilities and accumulated amortization) were as follows (in thousands):

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities
	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
Cost	$13,528	$13,528	$214	$214	$(5,727)	$(5,727)
Accumulated Amortization	(1,886)	(1,253)	(12)	(4)	1,049	698
Net Amount	$11,642	$12,275	$202	$210	$(4,678)	$(5,029)
Increases (decreases) in net income as a result of amortization of the Company’s tenant origination and absorption costs, above-market lease assets and below-market lease liabilities for the three months ended March 31, 2017 and 2016 were as follows (in thousands):

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities
	For the Three Months Ended March 31,		For the Three Months Ended March 31,		For the Three Months Ended March 31,
	2017	2016	2017	2016	2017	2016
Amortization	$(633)	$(96)	$(8)	$—	$351	$6

KBS GROWTH & INCOME REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2017
(unaudited)

5.	NOTES PAYABLE
As of March 31, 2017, the Company’s notes payable consisted of the following (dollars in thousands):

	Book Value as of March 31, 2017	Book Value as of December 31, 2016	Contractual Interest Rate as of March 31, 2017 (1)	Effective Interest Rate at March 31, 2017(1)	Payment Type	Maturity Date (2)
Von Karman Tech Center Mortgage Loan (3)	$11,260	$11,260	One-month LIBOR + 1.90%	2.78%	Interest Only	09/01/2020
Commonwealth Building Mortgage Loan (4)	41,000	41,000	One-month LIBOR + 2.15%	2.94%	Interest Only	07/01/2021
Term Loan (5)	30,550	30,550	One-month LIBOR + 2.35%	3.14%	Interest Only	11/14/2019
Unsecured Revolving Credit Facility (6)	—	—	(6)	(6)	(6)	01/08/2018
Notes payable principal outstanding	82,810	82,810
Deferred financing costs, net	(1,326)	(1,435)
Notes payable, net	$81,484	$81,375
_____________________
(1) Contractual interest rate represents the interest rate in effect under the loan as of March 31, 2017. Effective interest rate is calculated as the actual interest rate in effect at March 31, 2017 (consisting of the contractual interest rate), using interest rate indices at March 31, 2017, where applicable.
(2) Represents the maturity date as of March 31, 2017; subject to certain conditions, the maturity dates of certain loans may be extended beyond the dates shown.
(3) Subsequent to March 31, 2017, the Company paid off the Von Karman Tech Center Mortgage Loan with cash on hand and proceeds from the Term Loan. See footnote (5) below.
(4) As of March 31, 2017, $41.0 million of term debt was outstanding and $6.4 million remained available for future disbursements, subject to certain terns and conditions set for in the loan documents.
(5) As of March 31, 2017, the Term Loan was secured by The Offices at Greenhouse. The face amount of the Term Loan is $65.0 million, of which $32.5 million is term commitment and $32.5 million is revolving commitment. The outstanding principal balance bears interest at a rate of 235 basis points over one-month LIBOR. As of March 31, 2017 the outstanding balance under the loan was $30.6 million of term commitment. As of March 31, 2017, an additional $1.9 million of term commitment and $32.5 million of revolving commitment remained available for future disbursement, subject to certain terms and conditions set forth in the loan documents. On May 9, 2017, the Company entered into an Assumption and Joinder Agreement with the lender of the Term Loan for Von Karman Tech Center to be added as a collateral property under the Term Loan. The unfunded commitment of $14.9 million, consisting of $1.9 million of term commitment and $13.0 million of revolving commitment, was assigned to Von Karman Tech Center, of which $1.9 million of the term commitment was funded at closing.
(6) The Unsecured Revolving Credit Facility bears interest at a floating rate of 275 basis points plus the greater of zero percent and one-month LIBOR.  Monthly payments are initially interest only. However, if the Company does not meet the equity raised requirement, it will be required to pay the minimum principal amortization payments in four equal installments on or before October 6, 2017, November 8, 2017, December 8, 2017 and January 8, 2018. As of March 31, 2017, $10.0 million of the Unsecured Revolving Credit Facility remained available for future disbursements, subject to certain terms and conditions set forth in the loan documents.
During the three months ended March 31, 2017 and 2016, the Company incurred $0.7 million and $0.2 million of interest expense, respectively. As of March 31, 2017 and December 31, 2016, $0.2 million and $0.2 million of interest expense were payable, respectively. Included in interest expense during the three months ended March 31, 2017 and 2016 were $0.1 million and $15,485 of amortization of deferred financing costs, respectively.
The following is a schedule of maturities, including principal amortization payments, for all notes payable outstanding as of March 31, 2017 (in thousands):

April 1, 2017 through December 31, 2017	$—
2018	—
2019	30,550
2020	11,260
2021	41,000
Thereafter	—
$82,810

KBS GROWTH & INCOME REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2017
(unaudited)

The Company’s notes payable contain financial debt covenants. As of December 31, 2016, the Company was in compliance with these debt covenants.

6.	FAIR VALUE DISCLOSURES
Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other non-financial and financial assets at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value, as defined under GAAP, is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•
Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.
The fair value for certain financial instruments is derived using valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instrument for which it is practicable to estimate the fair value:
Cash and cash equivalents, rent and other receivables, and accounts payable and accrued liabilities: These balances approximate their fair values due to the short maturities of these items.
Notes payable: The fair value of the Company’s notes payable is estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 3 inputs.
The following were the face values, carrying amounts and fair values of the Company’s notes payable as of March 31, 2017 and December 31, 2016, which carrying amounts generally do not approximate the fair values (in thousands):

	March 31, 2017			December 31, 2016
	Face Value	Carrying Amount	Fair Value	Face Value	Carrying Amount	Fair Value
Financial liabilities:
Notes payable	$82,810	$81,484	$82,365	$82,810	$81,375	$82,443
Disclosure of the fair values of financial instruments is based on pertinent information available to the Company as of the period end and requires a significant amount of judgment. The actual value could be materially different from the Company’s estimate of value.

KBS GROWTH & INCOME REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2017
(unaudited)

7.	RELATED-PARTY TRANSACTIONS
Pursuant to the Advisory Agreement, the Private Offering Dealer Manager Agreement and the Public Offering Dealer Manager Agreement, the Company is or was obligated to pay the Advisor and the Dealer Manager specified fees upon the provision of certain services related to the Private Offering and the Public Offering, the investment of funds in real estate and real estate-related investments, management of the Company’s investments and for other services (including, but not limited to, the disposition of investments). The Company is or was also obligated to reimburse the Advisor and Dealer Manager for organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company, and the Company is obligated to reimburse the Advisor for acquisition and origination expenses and certain operating expenses incurred on behalf of the Company or incurred in connection with providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the Advisory Agreement.
In addition, in connection with certain property acquisitions, the Company, through indirect wholly owned subsidiaries, will enter or has entered into separate Property Management Agreements with the Co-Manager, an affiliate of the Advisor.
The Company has also entered into a fee reimbursement agreement with the Dealer Manager pursuant to which the Company agreed to reimburse the Dealer Manager for certain fees and expenses it incurs for administering the Company’s participation in the DTCC Alternative Investment Product Platform with respect to certain accounts of the Company’s investors serviced through the platform.
The Advisor and Dealer Manager also serve as the advisor and dealer manager, respectively, for KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust II, Inc., KBS Real Estate Investment Trust III, Inc., KBS Strategic Opportunity REIT, Inc., KBS Legacy Partners Apartment REIT, Inc. and KBS Strategic Opportunity REIT II, Inc.
The Company, together with KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust II, Inc., KBS Strategic Opportunity REIT, Inc., KBS Legacy Partners Apartment REIT, Inc., KBS Real Estate Investment Trust III, Inc., KBS Strategic Opportunity REIT II, Inc., the Dealer Manager, the Advisor and other KBS affiliated entities, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of such insurance coverage are shared. The cost of these lower tiers is allocated by the Advisor and its insurance broker among each of the various entities covered by the program and is billed directly to each entity. The allocation of these shared coverage costs is proportionate to the pricing by the insurance marketplace for the first tiers of directors and officers liability coverage purchased individually by each REIT. The Advisor’s and the Dealer Manager’s portion of the shared lower tiers’ cost is proportionate to the respective entities’ prior cost for the errors and omissions insurance. The insurance program is effective through June 30, 2017.
During the three months ended March 31, 2017 and 2016, no other business transactions occurred between the Company and KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust II, Inc., KBS Real Estate Investment Trust III, Inc., KBS Strategic Opportunity REIT, Inc., KBS Legacy Partners Apartment REIT, Inc. and KBS Strategic Opportunity REIT II, Inc.

KBS GROWTH & INCOME REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2017
(unaudited)

Pursuant to the terms of these agreements, summarized below are the related-party costs incurred by the Company for the three months ended March 31, 2017 and 2016, respectively, and any related amounts payable as of March 31, 2017 and December 31, 2016 (in thousands).

			Payable as of
	Three Months Ended March 31,
	2017	2016	March 31, 2017	December 31, 2016
Expensed
Asset management fees	$214	$20	$—	$—
Reimbursement of operating expenses (1)	54	52	17	17
Property management fees (2)	29	8	11	16
Other Arrangement
Advisor advance for cash distributions (3)	—	458	1,338	1,338
Additional Paid-in Capital
Selling commissions	61	1,834	—	—
Dealer manager fees	35	713	—	—
Stockholder servicing fees	51	—	85	37
Reimbursable other offering costs (4)	23	325	49	26
	$467	$3,410	$1,500	$1,434
_____________________
(1) See “Reimbursable Operating Expenses” below.
(2) See “Real Estate Property Co-Management Agreement” below.
(3) See “Advance from the Advisor” below.
(4) See “Organization and Offering Costs” below.
Reimbursable Operating Expenses
Reimbursable operating expenses primarily related to directors and officers liability insurance, legal fees, state and local taxes, accounting software and cybersecurity related expenses incurred by the Advisor under the Advisory Agreement. The Company has reimbursed the Advisor for the Company’s allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to the Company. These amounts totaled $52,342 and $2,547 for the three months ended March 31, 2017 and 2016, respectively, and were the only type of employee costs reimbursed under the Advisory Agreement for the three months ended March 31, 2017 and 2016, respectively. The Company will not reimburse for employee costs in connection with services for which the Advisor earns acquisition, origination or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits the Advisor or its affiliates may pay to the Company’s executive officers. In addition to the amounts above, the Company reimburses the Advisor for certain of the Company’s direct costs incurred from third parties that were initially paid by the Advisor on behalf of the Company.
Commencing with the quarter ended December 31, 2016, the Advisor must reimburse the Company the amount by which the Company’s aggregate total operating expenses for the four fiscal quarters then ended exceed the greater of 2% of the Company’s average invested assets or 25% of the Company’s net income, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors.
The Company’s conflicts committee determined that the relationship of the Company’s total operating expenses and its net assets was justified for each of the four fiscal quarters ended March 31, 2017 and December 31, 2016 given the costs of operating a public company and the early stage of the Company’s operations and approved total operating expenses in excess of the operating expense reimbursement obligation in the first quarter of 2017 and fourth quarter of 2016.

KBS GROWTH & INCOME REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2017
(unaudited)

Advance from the Advisor
The Advisor advanced funds to the Company, which are non-interest bearing, for distribution record dates through the period ended May 31, 2016. The Company is only obligated to repay the Advisor for its advance if and to the extent that:

(i)
the Company’s modified funds from operations (“MFFO”), as such term is defined by the Investment Program Association and interpreted by the Company, for the immediately preceding month exceeds the amount of cash distributions declared for record dates of such prior month (an “MFFO Surplus”), and the Company will pay the Advisor the amount of the MFFO Surplus to reduce the principal amount outstanding under the advance, provided that such payments shall only be made if management in its sole discretion expects an MFFO Surplus to be recurring for at least the next two calendar quarters, determined on a quarterly basis; or

(ii)
Excess proceeds from third-party financings are available (“Excess Proceeds”), provided that the amount of any such Excess Proceeds that may be used to repay the principal amount outstanding under the advance shall be determined by the conflicts committee in its sole discretion.

In determining whether Excess Proceeds are available to repay the advance, the Company’s conflicts committee will consider whether cash on hand could have been used to reduce the amount of third-party financing provided to us. If such cash could have been used instead of third-party financing, the third-party financing proceeds will be available to repay the advance.
Real Estate Property Co-Management Agreements
In connection with its property acquisitions, the Company, through separate indirect wholly owned subsidiaries, entered into separate property management agreements (each, a “Property Management Agreement”) with KBS Management Group, LLC (the “Co-Manager”), an affiliate of the Advisor. Under each Property Management Agreement, the Co-Manager will provide certain management services related to these properties in addition to those provided by the third-party property managers. In exchange for these services, the properties will pay the Co-Manager a monthly fee equal to a percentage of the rent, payable and actually collected for the month from each of the properties. Each Property Management Agreement has an initial term of one year and will be deemed renewed for successive one-year periods provided it is not terminated. Each party may terminate the Property Management Agreement without cause on 30 days’ written notice to the other party and may terminate each Property Management Agreement for cause on 5 days’ written notice to the other party upon the occurrence of certain events as detailed in each Property Management Agreement.

Property Name	Effective Date	Annual Fee Percentage
Von Karman Tech Center	07/31/2015	1.50%
Commonwealth Building	07/01/2016	1.25%
The Offices at Greenhouse	11/14/2016	0.25%
Organization and Offering Costs
Offering costs include all expenses incurred in connection with the Private Offering and the Public Offering. Organization costs include all expenses incurred in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company.
With respect to the Public Offering, the Advisor and the Dealer Manager will generally pay the organization and offering expenses of the Company incurred in the Primary Offering (other than selling commissions, dealer manager fees and stockholder servicing fees paid other than in connection with the Company’s online distribution channel) directly and the Company will reimburse the Advisor and the Dealer Manager for the commercially reasonable organization and other offering expenses they incur on behalf of the Company in connection with the Primary Offering subject to the following limitations.
No reimbursements made by the Company to the Advisor or the Dealer Manager may cause total organization and offering expenses incurred by the Company (including selling commissions, dealer manager fees, the stockholder servicing fee and all other items of organization and offering expenses) to exceed 15% of the aggregate gross proceeds from the Primary Offering and the DRP Offering as of the date of reimbursement.

KBS GROWTH & INCOME REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2017
(unaudited)

The Company will reimburse the Advisor, the Dealer Manager and its affiliates for up to 1% of gross proceeds raised in the Primary Offering, provided that the Company will not be responsible for paying or reimbursing the Advisor or its affiliates for any organization and other offering expenses related to shares sold in the Primary Offering through the Company’s online distribution channel. The Advisor, the Dealer Manager and its affiliates will be responsible for all organization and other offering expenses (which excludes selling commissions, dealer manager fees and stockholder servicing fees paid other than in connection with the Company’s online distribution channel) related to the Primary Offering to the extent they exceed 1% of gross proceeds raised in the Primary Offering (excluding gross proceeds raised in the Primary Offering through the Company’s online distribution channel) and the Advisor and its affiliates will be responsible for all organization and other offering expenses related to shares sold in the Primary Offering through the Company’s online distribution channel. The Company may pay organization and other offering expenses directly to the extent the Company believes it would ultimately be responsible for reimbursing the Advisor for such costs pursuant to the terms above had the Advisor paid the costs directly. The Company does not reimburse the Dealer Manager for wholesaling compensation expenses.
During the Private Offering, there was no limit on the amount of organization and offering costs the Company could incur, and the Company was obligated to reimburse the Advisor and its affiliates for all organization and offering costs (excluding wholesaling compensation expenses) paid by them on behalf of the Company.
Through March 31, 2017, the Advisor and its affiliates had incurred organization and other offering costs (which exclude selling commissions, dealer manager fees and stockholder servicing fees) on the Company’s behalf in connection with the Public Offering of approximately $4.5 million. As of March 31, 2017, the Company had recorded $48,732 of organization and other offering expenses related to the Public Offering, which amounts represent the Company's maximum liability for organization and other offering costs as of March 31, 2017 based on the limitations described above. As March 31, 2017, the Company had recorded $1.5 million of organization and other offering costs related to the Private Offering. Organization costs are expensed as incurred and offering costs are deferred and charged to stockholder’s equity as such amounts are reimbursed to the Advisor, the Dealer Manager or their affiliates from the gross proceeds of the applicable offering.

8.	COMMITMENTS AND CONTINGENCIES
Economic Dependency
The Company depends on the Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares of common stock; the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.
Legal Matters
From time to time, the Company may become party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on the Company’s results of operations or financial condition, which would require accrual or disclosure of the contingency and possible range of loss. Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.
Environmental
As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s property, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the property could result in future environmental liabilities.

KBS GROWTH & INCOME REIT, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
March 31, 2017
(unaudited)

9.	SUBSEQUENT EVENTS
The Company evaluates subsequent events up until the date the consolidated financial statements are issued.
Status of the Offering
The Company commenced the Public Offering on April 28, 2016. As of May 5, 2017, the Company had sold 324,412 and 264,557 shares of Class A and Class T common stock in the Public Offering, respectively, for aggregate gross offering proceeds of $5.9 million. Included in these amounts were 215,587 and 2,583 shares of Class A and Class T common stock under its distribution reinvestment plan, respectively, for aggregate gross offering proceeds of $2.1 million.
Cash Distributions Paid
On April 3, 2017, the Company paid cash distributions of $0.4 million and $7,415, which related to Class A and Class T cash distributions, respectively, declared for daily record dates for each day in the period from March 1, 2017 through March 31, 2017. On May 2, 2017, the Company paid cash distributions of $0.4 million and $7,809, which related to Class A and Class T cash distributions, respectively, declared for daily record dates for each day in the period from April 1, 2017 through April 30, 2017.
Stock Dividends Issued
On April 4, 2017, the Company issued 7,476 shares of Class A common stock and 187 shares of Class T common stock in connection with stock dividends declared for each share of common stock outstanding on March 31, 2017. On May 3, 2017, the Company issued 7,512 shares of Class A common stock and 216 shares of Class T common stock in connection with Class A and Class T stock dividends declared for each share of common stock outstanding on April 30, 2017.
Distributions Declared
On May 9, 2017, the Company’s board of directors declared cash distributions on the outstanding shares of all classes of the Company’s common stock based on daily record dates for the period from June 1, 2017 through June 30, 2017, which the Company expects to pay in July 2017, and the period from July 1, 2017 through July 31, 2017, which the Company expects to pay in August 2017. Investors may choose to receive cash distributions or purchase additional shares through the Company’s distribution reinvestment plan. Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of (i) $0.00136986 per share per day, reduced by (ii) the applicable daily class-specific stockholder servicing fees accrued for and allocable to any class of common stock, divided by the number of shares of common stock of such class outstanding as of the close of business on the respective record date.
On May 9, 2017, the Company’s board of directors declared stock dividends of 0.00083333 shares and 0.00083333 shares of common stock on each outstanding share of common stock to all stockholders of record as of the close of business on June 30, 2017 and July 31, 2017, respectively, which the Company expects to issue in July 2017 and August 2017, respectively. Stock dividends are issued in the same class of shares as the shares for which such stockholder received the stock dividend.
Second Amended and Restated Distribution Reinvestment Plan
On April 5, 2017, the Company’s board of directors adopted the Second Amended and Restated Distribution Reinvestment Plan (the “Amended DRP”).  Pursuant to the Amended DRP, until the Company announces an estimated NAV per share, participants in the distribution reinvestment plan will acquire shares of the common stock of the Company at the “net investment amount” per share disclosed in the most recent prospectus for the Company’s public offering.  This amount will be based on the “amount available for investment/net investment amount” percentage shown in the estimated use of proceeds table of the prospectus for the Company’s public offering.  The net investment amount per share is the same for all shares. Purchases pursuant to the distribution reinvestment plan will be in the same class of shares as the shares for which such stockholder received the distributions that are being reinvested.  For both Class A and Class T shares, the distribution reinvestment plan purchase price will be equal to $9.40 per share.  The change to the purchase price of shares in the Company’s distribution reinvestment plan offering took effect on April 28, 2017.  There were no other changes in the Amended DRP.

SUPPLEMENTAL INFORMATION - The prospectus of KBS Growth & Income REIT, Inc. consists of this sticker, the prospectus dated April 28, 2017, supplemented by supplement no. 1 dated April 28, 2017, supplement no. 2 dated April 28, 2017, supplement no. 3 dated May 12, 2017 and any supplements filed subsequent thereto.

Supplement no. 1 includes:

•	prior performance information through December 31, 2016.
Supplement no. 2 includes:

•	the status of the offering;

•	information with respect to our real estate investments;

•	selected financial data;

•	information regarding cash distributions and stock dividends for the year ended December 31, 2016;

•	cash distributions and stock dividends subsequent to December 31, 2016;

•	fees earned by and expenses reimbursable to our advisor, our dealer manager and the co-manager;

•	our net tangible book value per share;

•	information regarding stock ownership;

•	information regarding our share redemption program;

•	quantitative and qualitative disclosures about market risk; and

•	information incorporated by reference.
Supplement no. 3 includes:

•	the status of the offering;

•	updated risks related to an investment in us;

•	information regarding cash distributions and stock dividends;

•	information regarding our indebtedness;

•	information regarding our share redemption program;

•	how we may effect a change to the offering price of shares in this offering;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our quarterly report on Form 10-Q for the period ended March 31, 2017; and

•	our unaudited financial statements and the notes thereto as of and for the period ended March 31, 2017.